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                                                                    Exhibit 20.1

  RMI.NET ACQUIRES DENVER BASED ENHANCED TELECOMMUNICATIONS PROVIDER IDEALDIAL; ACQUISITION WILL INCREASE RMI.NET'S RUN RATE REVENUE BY $10 MILLION FOR 1999

DENVER, June 14 /PRNewswire/ -- RMI.NET, Inc. formerly Rocky Mountain Internet (RMI) (Nasdaq: RMII), a national e-business and convergent communications company, announced today the acquisition of IdealDial, an enhanced telecommunications services provider, in a common stock transaction valued at $3 million. IdealDial has an expected revenue run rate of $10 million for fiscal year 1999.

"IdealDial fits perfectly into RMI.NET's strategy to become a Commerce Solutions Provider (CSP) through turnkey e-business solutions and convergent communications. IdealDial's nationwide business customer base will give us additional customers to up sell our enhanced e-commerce products to," said Douglas H. Hanson chairman and CEO for RMI. "IdealDial is able to provide flexible solutions to small and medium sized businesses which RMI.NET will further enhance with its extensive Internet and e-business capability."

IdealDial, founded in 1984, offers a full range of products and services including web hosting, customized Internet applications, 900 pay per call, 800 interactive and credit card capture, and a full range of calling and debit card products. In addition, it provides facsimile products, 1+ long distance, and a new Internet billing method, eCHARGE(TM), which provides customers with the ability to pay bills online. The company has just fewer than 20,000 customers. In addition, the company is authorized to provide inter- exchange services in all 48 contiguous states.

"RMI has the systems in place, and the ability to take this business to the next level," said Michael Payne, president and CEO of IdealDial. "IdealDial customers will benefit from the acquisition through RMI's dedication to customer service and the availability of expanded Internet service offerings."

RMI.NET, formerly Rocky Mountain Internet, is a Denver based e-business and convergent communications company focused on providing a single-source network of Internet and telecommunication solutions for small to medium size businesses, SOHOs and consumer households. RMI.NET possesses the full spectrum of tools needed to effect the realization of e-business and converging communications -- from commerce enabled web design, hosting and marketing to dial-up and dedicated internet access and local, long-distance and IP telephony. RMI.NET also wholly owns a proprietary Internet search engine, Infohiway at www.infohiway.com. For more information call 1-800-864-4327, or visit our web site at www.rmi.net.

(This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1997, and include the need for additional financing, the ICC litigation, ability to successfully integrate acquisitions, changing technology, competition, possible future government regulation, competition for talented employees, the Company's ability to fund future operations and the Company's need to refinance debt.)

/CONTACT: Bill Gelfeld of RMI.NET, 303-313-0672/